# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: EON RESOURCES INC., CIK 0001842556
CUSIP: 40472A102
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 3730 KIRBY DRIVE, SUITE 1200, HOUSTON, Texas (TX), 77098
Date of event which requires filing of this statement: 02/10/2025
Filed by CIK 0002001635
Persons authorized to receive notices and communications: Kirk Pogoloff, c/o Pogo Royalty, LLC, 3879 Maple Avenue, Suite 400, Dallas, Texas (TX), 75219, (214) 871-6812; Bryan Henderson, Baker Botts L.L.P., 2001 Ross Avenue, Suite 900, Dallas, Texas (TX), 75201, (214) 953-6744

## Reporting persons
- Pogo Royalty, LLC (CIK 0002001635): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); source of funds: other (OO); sole voting power 0; shared voting power 500,000; sole dispositive power 0; shared dispositive power 500,000; aggregate amount beneficially owned 500,000 (3.73% of the class)
  Comment: For Boxes 8, 10 and 11, Pogo Royalty, LLC, a Texas limited liability company ("Pogo Royalty"), directly holds 500,000 shares of Class B common stock, $0.0001 par value per share ("Class B Common Stock"), of EON Resources Inc., a Delaware corporation (the "Issuer"), and an equivalent number of Class B common units (the "OpCo Class B Units") of HNRA Upstream, LLC, a Delaware limited liability company ("OpCo"), which together are exchangeable for shares of Class A common stock, $0.0001 par value per share ("Class A Common Stock") on a one-for-one basis, of the Issuer (the "Reported Securities").
  
  For Box 13, calculated based on an assumed combined total of 13,395,544 shares of common stock outstanding. This assumed combined total outstanding of the Issuer (i) consists of 12,895,544 shares of Class A Common Stock outstanding as of January 15, 2025, as reported on the Issuer's Form S-1 filed with the Securities and Exchange Commission (the "Commission") on January 23, 2025, and (ii) assumes that all 500,000 shares of Class B Common Stock directly held by Pogo Royalty (along with an equivalent number of OpCo Class B Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis. While the Reported Securities currently equal less than 5% of the Class A Common Stock (assuming the exchange described in the preceding sentence), the Reporting Persons are continuing to file this Schedule 13D because Pogo Royalty holds 1,500,000 preferred units of OpCo (the "OpCo Preferred Units") that may be converted into OpCo Class B Units on November 15, 2025 and subsequently exchanged for shares of Class A Common Stock, which may cause the Reporting Persons to own more than 5% of the outstanding shares of Class A Common Stock.
- CIC Pogo LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 500,000; sole dispositive power 0; shared dispositive power 500,000; aggregate amount beneficially owned 500,000 (3.73% of the class)
  Comment: For Boxes 8, 10 and 11, CIC Pogo LP, a Delaware limited partnership ("CIC Pogo"), is the controlling member of Pogo Royalty. Pogo Royalty directly holds the Reported Securities (see Footnote 1 on Page 2 above). Therefore, CIC Pogo LP may be deemed to beneficially own all or a portion of the Reported Securities that are directly held by Pogo Royalty. This statement shall not be deemed an admission that CIC Pogo is the beneficial owner of the Reported Securities for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or any other purpose.
  
  For Box 13, calculated based on an assumed combined total of 13,395,544 shares of common stock outstanding. This assumed combined total outstanding of the Issuer (i) consists of 12,895,544 shares of Class A Common Stock outstanding as of January 15, 2025, as reported on the Issuer's Form S-1 filed with the Commission on January 23, 2025, and (ii) assumes that all 500,000 shares of Class B Common Stock directly held by Pogo Royalty (along with an equivalent number of OpCo Class B Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis. While the Reported Securities currently equal less than 5% of the outstanding securities of the Company, the Reporting Persons are continuing to file this Schedule 13D because Pogo Royalty holds 1,500,000 OpCo Preferred Units that may be converted into OpCo Class B Units on November 15, 2025 and subsequently exchanged for shares of Class A Common Stock, which may cause the Reporting Persons to own more than 5% of the outstanding shares of Class A Common Stock.
- CIC IV GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 500,000; sole dispositive power 0; shared dispositive power 500,000; aggregate amount beneficially owned 500,000 (3.73% of the class)
  Comment: For Boxes 8, 10 and 11, CIC IV GP LLC, a Delaware limited liability company ("CIC GP"), is the general partner of CIC Pogo, which is the controlling member of Pogo Royalty. Pogo Royalty directly holds the Reported Securities (see Footnote 1 on Page 2 above). Therefore, CIC GP may be deemed to beneficially own all or a portion of the Reported Securities that are directly held by Pogo Royalty. This statement shall not be deemed an admission that CIC GP is the beneficial owner of the Reported Securities for the purposes of Section 13(d) of the Exchange Act, or any other purpose.
  
  For Box 13, calculated based on an assumed combined total of 13,395,544 shares of common stock outstanding. This assumed combined total outstanding of the Issuer (i) consists of 12,895,544 shares of Class A Common Stock outstanding as of January 15, 2025, as reported on the Issuer's Form S-1 filed with the Commission on January 23, 2025, and (ii) assumes that all 500,000 shares of Class B Common Stock directly held by Pogo Royalty (along with an equivalent number of OpCo Class B Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis. While the Reported Securities currently equal less than 5% of the Class A Common Stock (assuming the exchange described in the preceding sentence), the Reporting Persons are continuing to file this Schedule 13D because Pogo Royalty holds 1,500,000 OpCo Preferred Units that may be converted into OpCo Class B Units on November 15, 2025 and subsequently exchanged for shares of Class A Common Stock, which may cause the Reporting Persons to own more than 5% of the outstanding shares of Class A Common Stock.
- CIC Partners Firm LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 500,000; sole dispositive power 0; shared dispositive power 500,000; aggregate amount beneficially owned 500,000 (3.73% of the class)
  Comment: For Boxes 8, 10 and 11, CIC Partners Firm LP, a Delaware limited partnership ("Firm LP"), is the sole member of CIC GP, which is the general partner of CIC Pogo, which is the controlling member of Pogo Royalty. Pogo Royalty directly holds the Reported Securities (see Footnote 1 on Page 2 above). Therefore, Firm LP may be deemed to beneficially own all or a portion of the Reported Securities that are directly held by Pogo Royalty. This statement shall not be deemed an admission that Firm LP is the beneficial owner of the Reported Securities for the purposes of Section 13(d) of the Exchange Act, or any other purpose.
  
  For Box 13, calculated based on an assumed combined total of 13,395,544 shares of common stock outstanding. This assumed combined total outstanding of the Issuer (i) consists of 12,895,544 shares of Class A Common Stock outstanding as of January 15, 2025, as reported on the Issuer's Form S-1 filed with the Commission on January 23, 2025, and (ii) assumes that all 500,000 shares of Class B Common Stock directly held by Pogo Royalty (along with an equivalent number of OpCo Class B Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis. While the Reported Securities currently equal less than 5% of the Class A Common Stock (assuming the exchange described in the preceding sentence), the Reporting Persons are continuing to file this Schedule 13D because Pogo Royalty holds 1,500,000 OpCo Preferred Units that may be converted into OpCo Class B Units on November 15, 2025 and subsequently exchanged for shares of Class A Common Stock, which may cause the Reporting Persons to own more than 5% of the outstanding shares of Class A Common Stock.
- CIC Partners Firm GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 500,000; sole dispositive power 0; shared dispositive power 500,000; aggregate amount beneficially owned 500,000 (3.73% of the class)
  Comment: For Boxes 8, 10 and 11, CIC Partners Firm GP LLC, a Delaware limited liability company ("CIC Firm GP"), is the general partner of Firm LP, which is the sole member of CIC GP, which is the general partner of CIC Pogo, which is the controlling member of Pogo Royalty. Pogo Royalty directly holds the Reported Securities (see Footnote 1 on Page 2 above). Therefore, CIC Firm GP may be deemed to beneficially own all or a portion of the Reported Securities that are directly held by Pogo Royalty. This statement shall not be deemed an admission that CIC Firm GP is the beneficial owner of the Reported Securities for the purposes of Section 13(d) of the Exchange Act, or any other purpose.
  
  For Box 13, calculated based on an assumed combined total of 13,395,544 shares of common stock outstanding. This assumed combined total outstanding of the Issuer (i) consists of 12,895,544 shares of Class A Common Stock outstanding as of January 15, 2025, as reported on the Issuer's Form S-1 filed with the Commission on January 23, 2025, and (ii) assumes that all 500,000 shares of Class B Common Stock directly held by Pogo Royalty (along with an equivalent number of OpCo Class B Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis. While the Reported Securities currently equal less than 5% of the Class A Common Stock (assuming the exchange described in the preceding sentence), the Reporting Persons are continuing to file this Schedule 13D because Pogo Royalty holds 1,500,000 OpCo Preferred Units that may be converted into OpCo Class B Units on November 15, 2025 and subsequently exchanged for shares of Class A Common Stock, which may cause the Reporting Persons to own more than 5% of the outstanding shares of Class A Common Stock.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: EON RESOURCES INC.
Address of issuer's principal executive offices: 3730 KIRBY DRIVE, SUITE 1200, HOUSTON, Texas (TX), 77098
Comment:
EXPLANATORY NOTE

This Amendment No. 3 ("Amendment No. 3") to Schedule 13D is filed jointly by Pogo Royalty, LLC, a Texas limited liability company ("Pogo Royalty"), CIC Pogo LP, a Delaware limited partnership ("CIC Pogo"), CIC IV GP LLC, a Delaware limited liability company ("CIC GP"), CIC Partners Firm LP, a Delaware limited partnership ("CIC Firm LP"), and CIC Partners Firm GP LLC, a Delaware limited liability company ("CIC Firm GP", and, together with Pogo Royalty, CIC Pogo, CIC GP and CIC Firm LP and CIC Firm GP the "Reporting Persons") with respect to the shares of Class A Common Stock, par value $0.0001 per share (the "Class A Common Stock"), of EON Resources Inc., a Delaware corporation (the "Issuer" or the "Company"), pursuant to their Joint Filing Agreement dated as of November 24, 2023. This Amendment No. 3 hereby amends and supplements the statement on Schedule 13D originally filed by the Reporting Persons on November 24, 2023 (as amended to date, this "Schedule 13D") Except as specifically set forth herein, this Amendment No. 3 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not otherwise defined in this Amendment No. 3 have the meanings assigned thereto in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby supplemented to include the following information.

As previously reported, on November 15, 2023, the Company closed on its acquisition (the "Pogo Acquisition") of Pogo Resources, LLC, a Texas limited liability company ("Pogo") pursuant to that certain Amended and Restated Membership Interest Purchase Agreement, dated as of August 28, 2023 (as amended, the "MIPA"), by and among the Company, HNRA Upstream, LLC a Delaware limited liability company, which is managed by, and is a subsidiary of, the Company ("OpCo"), and HNRA Partner, Inc., a Delaware corporation, which is a wholly owned subsidiary of OpCo ("SPAC Subsidiary", and together with the Company and OpCo, "Buyer" and each a "Buyer"), CIC Pogo, DenCo Resources, LLC, a Texas limited liability company ("DenCo"), Pogo Resources Management, LLC, a Texas limited liability company ("Pogo Management"), 4400 Holdings, LLC, a Texas limited liability company ("4400" and, together with CIC, DenCo and Pogo Management, collectively, "Seller" and each a "Seller").

In connection with the Pogo Acquisition, the Company and its subsidiaries, as applicable, issued to Pogo Royalty, as representative of Seller: (a) 2,000,000 Class B common units of OpCo ("OpCo Class B Units") valued at $10.00 per unit, which, together with shares of the Company's Class B Common Stock, par value $0.0001 per share ("Class B Common Stock"), are exchangeable for shares of Class A Common Stock on a one-for-one basis, issuable upon exercise of Pogo Royalty's exchange right as described further in OpCo's amended and restated limited liability company agreement, (b) 2,000,000 shares of Class B Common Stock, of which 500,000 such shares of Class B Common Stock were placed in escrow for the benefit of Buyer pursuant to an escrow agreement and the indemnity provisions in the MIPA (the "Escrow Shares"), (c) a promissory note in the aggregate principal amount of $15,000,000 (the "Seller Note") and (d) 1,500,000 preferred units of OpCo (the "OpCo Preferred Units"), which are convertible into OpCo Class B Units on November 15, 2025 at a ratio equal to the quotient of $20 divided by the average of the daily VWAP of the Class A Common Stock during the five trading days prior to conversion, and thereafter may be exchanged for shares of Class A Common Stock on a one-to-one basis.

In addition, in connection with the Pogo Acquisition, a subsidiary of the Company, HNRA Royalties, LLC, a Delaware limited liability company ("HNRA Royalties"), and Pogo Royalty entered into an Option Agreement (the "Option Agreement"), pursuant to which Pogo Royalty granted an irrevocable and exclusive option to HNRA Royalty to purchase a certain 10% overriding royalty interest in certain oil and gas assets owned by Pogo (the "ORRI") at any time prior to November 15, 2024.

On February 10, 2025, the Company entered into a Purchase, Sale, Termination and Exchange Agreement (the "Agreement"), by and among the Company, OpCo, SPAC Subsidiary, HNRA Royalties, Pogo Royalty, CIC, DenCo, Pogo Management, and 4400.

Pursuant to the Agreement, the Company agreed to purchase the ORRI from Pogo Royalty for $14,000,000, payable in cash at the closing of the transactions contemplated by the Agreement (the "Closing"). In addition, at the Closing, Pogo Royalty agreed to waive all outstanding interest accrued under Seller Note, reduce the outstanding principal amount of the Seller Note to $8,000,000, and settle and discharge the Seller Note in exchange for the payment of $8,000,000 in cash. Pogo Royalty further agreed to assign and transfer the OpCo Preferred Units to OpCo in exchange for the issuance by the Company of 3,000,000 shares of Class A Common Stock at the Closing.

As consideration for entering into the Agreement, the Company agreed to release the Escrow Shares to Pogo Royalty and to promptly process any exchange notice delivered by Pogo Royalty to exchange the Escrow Shares for shares of Class A Common Stock, and Pogo Royalty agreed to deliver such exchange notice within two days of the date of the Agreement.

The Agreement is further described in Item 6 of this Schedule 13D, which is incorporated by reference herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby supplemented to include the following information.

The information regarding the Agreement in Item 3, Item 5 and Item 6 of this Schedule 13D is incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby supplemented to include the following information.

The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.

The information relating to the beneficial ownership of the shares of Class A Common Stock and Class B Common Stock (together, with the Class A Common Stock, the "Common Stock") as of February 10, 2025, by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated herein by reference. As of February 10, 2025, the Reporting Persons beneficially owned 500,000 shares of Class B Common Stock, and an equivalent number of OpCo Class B Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis. Such number of shares represent 3.73% of the shares of Common Stock outstanding based on 13,395,544 shares of Common Stock outstanding as of January 15, 2025, which number the Company reported in its Form S-1, filed with the U.S. Securities and Exchange Commission on January 23, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.

The information relating to the beneficial ownership of the shares of Common Stock as of February 10, 2025, by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated herein by reference. As of February 10, 2025, the Reporting Persons beneficially owned 500,000 shares of Class B Common Stock, and an equivalent number of OpCo Class B Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis. Such number of shares represent 3.73% of the shares of Common Stock outstanding based on 13,395,544 shares of Common Stock outstanding as of January 15, 2025, which number the Company reported in its Form S-1, filed with the U.S. Securities and Exchange Commission on January 23, 2025.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby supplemented to include the following information.

Purchase, Sale, Termination and Exchange Agreement

As described in Item 3 above, which is incorporated herein by reference, on February 10, 2025, the Company entered into a Purchase, Sale, Termination and Exchange Agreement (referred to as the "Agreement"), by and among the Company, OpCo, SPAC Subsidiary, HNRA Royalties, Pogo Royalty, CIC, DenCo, Pogo Management, and 4400.

The Agreement contains customary representations, warranties, indemnification provisions closing conditions, and covenants.

The Closing is contingent upon the occurrence of certain conditions, including (i) the receipt by Pogo Royalty of a consent of First International Bank & Trust to the Agreement and a written termination agreement, executed by the Company and First International Bank & Trust, terminating that certain Subordination Agreement, dated as of November 15, 2023, by and among First International Bank & Trust, the Company and Pogo Royalty, (ii) the receipt by the Company of any required stockholder consents, (iii) the respective representations and warranties of the parties being true and correct, subject to certain materiality exceptions and (iv) the performance by the parties in all material respects of their respective obligations under the Agreement.

The Agreement may be terminated at any time by mutual consent of the parties thereto or by any one party if the counterparty is in material breach of the Agreement. If the Closing does not occur prior to 1:00 p.m. Central Time on June 3, 2025, the Agreement will automatically terminate.

A copy of the Agreement is attached hereto as Exhibit 2.3 and is incorporated herein by reference. The foregoing summary of the terms of the Agreement is subject to, and qualified in their entirety by, such document.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 2.3 Purchase, Sale, Termination and Exchange Agreement by and among the Company, OpCo, SPAC Subsidiary, HNRA Royalties, Pogo Royalty, CIC, DenCo, Pogo Management, and 4400, dated February 10, 2025

## Signatures
- Pogo Royalty, LLC: /s/ Bayard Friedman, Bayard Friedman/Authorized Person (02/12/2025)
- CIC Pogo LP: /s/ Bayard Friedman, Bayard Friedman/Authorized Person (02/12/2025)
- CIC IV GP LLC: /s/ Bayard Friedman, Bayard Friedman/Authorized Person (02/12/2025)
- CIC Partners Firm LP: /s/ Bayard Friedman, Bayard Friedman/Authorized Person (02/12/2025)
- CIC Partners Firm GP LLC: /s/ Bayard Friedman, Bayard Friedman/Authorized Person (02/12/2025)